UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549

                         FORM 12b-25
                 NOTIFICATION OF LATE FILING

                                   SEC FILE NUMBER:  0-10783
                                    CUSIP NUMBER:  055662100


(Check One):          [  ] Form 10-K         [  ] Form 20-F
[  ] Form 11-K        [X] Form 10-Q
           [  ] Form N-SAR

For Period Ended:  November 30, 1996

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: _____________________

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PART I -  REGISTRANT INFORMATION
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Full Name of Registrant: BSD Medical Corporation

Former Name if Applicable:    N/A

Address of Principal Executive Office:  2188 West 2200 South

City, State and Zip Code:     Salt Lake City, UT  84119

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PART II -  RULES 12b-25(b) AND (c)
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If the subject report could not be filed without
unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a)  The reasons described in reasonable detail in
        Part III of this form could not be eliminated without unreasonable effort or expense;
        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or
        Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition
[X] report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -  NARRATIVE
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State below in reasonable detail the reasons why the Form 10-
K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company is unable to file its Form 10-QSB for the quarter ended November 30, 1996, because it has not yet received its audited financial statements needed to file its 1996 10-KSB. As the 10-QSB financial statements are based upon the audited statements from the 10-KSB, the Company cannot file the 10-QSB until it receives the audited financial statements. The Company should receive these statements within a few days.

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PART IV -  OTHER INFORMATION
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(1)Name and telephone number of person to contact in regard to this notification:

   Paul F. Turner          801           972-5555
   (Name)                (Area Code) (Telephone Number)

(2)Have all other periodic reports required under Section
   13 or 15(d) of the Securities Exchange Act of 1934 or
   Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes
   [X] No

     The Company's annual reports on Form 10-KSB for the fiscal years ended August 31, 1995, and August 31, 1996, have not yet been filed with the Commission. The annual reports will be filed at the same time as the subject report.


(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
   [  ] Yes  [X] No

   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


BSD Medical Corporation
__________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  January 14, 1997   By: /s/   Paul F. Turner
                              ______________
                              Paul F. Turner
                              Chairman, Acting President,
and
                              Sr. V.P. of Research and
Development


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.
If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                          ATTENTION
Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (see 18 U.S.C. 1001).
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                    GENERAL INSTRUCTIONS

1.This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities and Exchange Act of 1934.

2.One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington,
  D.C.  20549, in accordance with Rule 0-3 of the General
  Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3.A manually signed copy of the Form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amended notification.

5.Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 or
  232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T
  (232.13(b) of this chapter).